EXHIBIT 99.1

Calyxt Announces $15 Million Registered Direct Offering

NEW YORK, Oct. 16, 2020 (GLOBE NEWSWIRE) -- Cellectis S.A. (NASDAQ: CLLS – EURONEXT GROWTH: ALCLS) announced today that its majority-owned subsidiary Calyxt, Inc. (NASDAQ: CLXT), a plant-based technology company, has entered into definitive agreements with institutional investors for the purchase and sale of 3,750,000 shares of Calyxt’s common stock, at a purchase price of $4.00 per share, in a registered direct offering. Cellectis subscribed to purchase 1,250,000 shares in the offering. Following the registered direct offering, Cellectis will own approximately 64.7% of Calyxt’s outstanding shares of common stock.

The closing of the offering is expected to occur on or about October 20, 2020, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the transaction.

The gross proceeds to Calyxt from this offering are expected to be $15 million, before deducting the placement agent's fees and other offering expenses payable by Calyxt. Calyxt intends to use the net proceeds from this offering for general corporate purposes, including to advance its current product development pipeline, to continue to advance its TALEN® technology and its intellectual property portfolio, and to support the execution of its streamlined business model.

The shares of Calyxt’s common stock are being offered by Calyxt pursuant to a "shelf" registration statement on Form S-3 (File No. 333-233231) previously filed with the Securities and Exchange Commission (the "SEC") and declared effective by the SEC on September 27, 2019. The offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the shares of common stock being offered will be filed with the SEC. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy Calyxt’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, SVP, Public Relations, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008,
simon.harnest@cellectis.com

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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